Exhibit 99(b)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at September 30, 2023:

At September 30, 2023
(in millions)
Total short-term borrowings(1)	¥52,283,280
Long-term debt:
Obligations under finance leases	20,246
Unsubordinated debt	35,524,965
Subordinated debt	4,517,163
Obligations under loan securitization transactions	410,792
Debt issuance costs	(15,456)
Total long-term debt	40,457,710
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,687,710,920 shares)	2,090,270
Capital surplus	4,895,005
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,221,772
Accumulated other comprehensive income, net of taxes	1,685,007
Treasury stock, at cost: 662,903,215 common shares	(481,237)
Total shareholders’ equity	16,650,388
Noncontrolling interests	807,006
Total equity	17,457,394
Total capitalization and indebtedness	¥57,915,104

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.